EXHIBIT 99.105

LETTER OF CONSENT

January 14, 2013

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island Securities Office

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Government of Yukon

Superintendent of Securities, Government of Northwest Territories

Superintendent of Securities, Government of Nunavut

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

RE: Offer to Acquire all of the Issued and Outstanding Common Shares of Aurizon Mines Ltd. (“Aurizon”) by Alamos Gold Inc. (the “Company”)

I refer to the take-over bid circular (the “Circular”) and the Registration Statement on Form F-10 (the “Registration Statement”) filed by the Company on January 14, 2013, pursuant to which the Company has offered to acquire all of the issued and outstanding common shares of Aurizon.

I, Marc Jutras, P.Eng., M.A.Sc., have prepared a report entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012)” dated December 21, 2012 (the “Technical Report”) for the Company.

I hereby consent to the use of my name in the Circular and the Registration Statement and to the inclusion or incorporation by reference of information derived from the Technical Report.

I also confirm that I have read the Circular and Registration Statement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are (i) derived from the Technical Report or (ii) within my knowledge as a result of the service I have performed for the Company in connection with such report.

Dated this 14th day of January, 2013.

/s/ Marc Jutras
Signature of Qualified Person

Marc Jutras
Name of Qualified Person